Algonquin Power & Utilities Corp. Announces 2025 Third Quarter Financial Results
OAKVILLE, Ontario - November 7, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today financial results for the third quarter ended September 30, 2025. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to report a solid third quarter with year-over-year improvements across key financial metrics and meaningful progress in several regulatory proceedings," said Rod West, Chief Executive Officer of AQN. "These results underscore the impacts of our continued focus on disciplined cost management and operational excellence. As we look ahead, we remain steadfast in executing our strategy to become a premium, pure-play regulated utility, delivering sustainable, long-term value for our customers, communities and shareholders."
Third Quarter 2025 Results for Continuing Operations1

	Three months ended			Nine months ended
	September 30			September 30
(all dollar amounts in $ millions except per share information)	2025	2024	Change	2025	2024	Change
Net Earnings for Regulated Services Group	$104.1	$64.8	61%	$277.4	$199.7	39%
Net Earnings for Hydro Group	3.3	3.7	(11)%	29.0	9.5	205%
Net Earnings for Corporate Group	(33.7)	(19.0)	(77)%	(119.9)	(36.4)	(229)%
AQN Net Earnings	73.7	49.5	49%	186.5	172.8	8%
AQN Adjusted Net Earnings[2]	71.7	64.9	10%	219.5	186.8	18%
AQN Adjusted Net Earnings[2] per share	0.09	0.08	13%	0.28	0.25	12%
Dividends per share declared to common shareholders	0.0650	0.0650	—	0.1950	0.2820	(31)%
1AQN's operations are organized across two business units consisting of: 1) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and 2) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the sale of the Company’s renewable energy business. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate interest expense and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments.
2Please refer to "Non-GAAP Measures" below for further details.
Third Quarter 2025 Operational Results and Corporate Actions
•Announcement of Robert Stefani as Chief Financial Officer supports continued transition towards a premium, pure-play regulated utility – On November 7, 2025, the Company announced the appointment of Robert Stefani as Chief Financial Officer, effective January 5, 2026. Mr. Stefani will join AQN from Southwest Gas Holdings (NYSE: SWX), where he served for the last three years as Senior Vice President and Chief Financial Officer. Brian Chin, Interim Chief Financial Officer and Vice President, Investor Relations, will assist in the transition and will continue with the Company in an investor-facing capacity.
•Regulated Services Group third quarter growth from implementation of approved rates, favourable weather, and lower operating expenses — The Regulated Services Group recorded a year-over-year increase in net earnings of 61% for the three months ended September 30, 2025. The Company received positive contributions from the implementation of approved rates across several of the Company's gas and water utilities, as well as slightly favourable weather at the Empire Electric System compared to the prior period. Lower operating expenses also contributed favourably to the quarter in addition to a decrease in interest expenses, as well as a one-time adjustment to depreciation at the EnergyNorth Gas System. Gains were partially offset by higher income tax expense.
•Progress on the Company's regulatory schedule included updates at EnergyNorth Gas, CalPeco Electric and Empire Electric — During the third quarter of 2025, the Company continued to advance its regulatory proceedings schedule. Notable events during the quarter included an approved settlement agreement at EnergyNorth Gas and a proposed settlement agreement at CalPeco Electric. The Company also reached a non-unanimous stipulation agreement at Empire Electric, regarding which the Missouri Commission has requested amendments to incorporate customer satisfaction performance metrics.
•Corporate Group net earnings impacted due to sale of Atlantica — The Corporate Group’s net earnings were negatively impacted by the sale of the Company's ownership stake in Atlantica Sustainable Infrastructure plc (“Atlantica”) in the fourth quarter of 2024 and the loss of related dividends. The repayment of debt with the proceeds of the Atlantica sale contributed to interest expense reductions across the Regulated Services Group and Corporate Group segments, which partly offset the loss of Atlantica dividends.
AQN's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 and management discussion & analysis for the three and nine months ended September 30, 2025 (the "Interim MD&A") will be available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 7, 2025, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President, Investor Relations, Brian Chin.

Date:	Friday, November 7, 2025
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (647) 932-3411
	Conference ID:	7201562
Webcast:	https://edge.media-server.com/mmc/p/r8ro33br/
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Interim Chief Financial Officer and Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “goal” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: value creation and the ability to become a premier pure-play regulated utility; the Company’s future plans and the expected outcomes thereof; Brian Chin’s future role with the Company; and expectations regarding rate cases, including the expected outcomes thereof and the recovery of invested capital. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2024, and Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR.

Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term “Adjusted Net Earnings”, which is used in this news release, is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions except per share information)	2025	2024	2025	2024
Net earnings (loss) attributable to shareholders	$38.9	$(1,305.7)	$159.8	$(1,194.1)
Add (deduct):
Loss from discontinued operations, net of tax	34.8	1,355.2	26.7	1,366.9
Gain on derivative financial instruments	(8.7)	(0.3)	(1.8)	(0.5)
Restructuring costs[1]	9.6	9.5	22.0	19.9
Loss (Gain) on foreign exchange	(2.3)	6.4	15.6	3.8
Change in value of investments carried at fair value[2]	(0.1)	(1.5)	(0.1)	(23.7)
Adjustment for taxes related to above	(0.5)	1.3	(2.7)	14.5
Adjusted Net Earnings	$71.7	$64.9	$219.5	$186.8
Adjusted Net Earnings per common share	$0.09	$0.08	$0.28	$0.25

1	See Note 12 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.